

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Pauline Carson
Chief Executive Officer
Accel Liquid Gels, Inc.
5308 W. Cygnus Hill Cove
West Jordan, UT 84081

> **Re: Accel Liquid Gels, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2022**
> **Filed September 13, 2022**
> **File No. 333-258166**

Dear Pauline Carson:

We issued comments to you on the above captioned filing on March 6, 2023. In your March 23, 2023 response, you indicated that you will file the amended Form 10-K for the year ended May 31, 2022 and the delinquent Form 10-Qs for the periods ended August 31, 2022 and November 30, 2022 shortly. As of the date of this letter, you still have not filed these filings, and as a result, these comments remain outstanding and unresolved. Additionally, we note that you are now delinquent in filing your Form 10-K for the fiscal year ended May 31, 2023, as well as Form 10-Qs for the periods ended February 28, 2023 and August 31, 2023. We expect you to file the amended Form 10-K and all of your delinquent filings by November 21, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eiko Yaoita Pyles at 202-551-3587 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing